SUPPL

ERNST & YOUNG SHINNIHON

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Consolidated Financial Statements

The Tokyo Star Bank, Limited and Consolidated Subsidiaries

Years ended March 31, 2008 and 2007
with Report of Independent Auditors

ERNST & YOUNG SHINNIHON

Certified Public Accountants
Hibiya Kokusai Bldg.
2-2-3, Uchisaiwai-cho
Chiyoda-ku, Tokyo, Japan 100-0011
C.P.O. Box 1196, Tokyo, Japan 100-8641

Tel: 03 3503 1100
Fax: 03 3503 1197

Report of Independent Auditors

The Board of Directors
The Tokyo Star Bank, Limited

We have audited the accompanying consolidated balance sheets of The Tokyo Star Bank, Limited (the "Bank") and consolidated subsidiaries as of March 31, 2008 and 2007, and the related consolidated statements of income, changes in net assets and cash flows for the years then ended, all expressed in yen. These financial statements are the responsibility of the Bank's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of The Tokyo Star Bank, Limited and consolidated subsidiaries at March 31, 2008 and 2007, and the consolidated results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in Japan.

The U.S. dollar amounts in the accompanying consolidated financial statements with respect to the year ended March 31, 2008 are presented solely for convenience. Our audit also included the translation of yen amounts into U.S. dollar amounts and, in our opinion, such translation has been made on the basis described in Note 1.

Ernst & Young ShinNihon

June 26, 2008

	As of March 31,		
	2008	2007	2008
	(Millions of yen)		*(Thousands of U.S. dollars) (Note 1)*
Liabilities			
Deposits *(Note 13)*	**¥1,655,960**	¥1,480,455	**$16,606,099**
Foreign exchanges	**10**	30	**107**
Bonds payable *(Note 10)*	**55,500**	55,500	**556,558**
Other liabilities *(Note 11)*	**31,286**	39,352	**313,745**
Provision for bonuses	**1,478**	1,652	**14,822**
Provision for directors' bonuses	**366**	1,086	**3,676**
Provision for directors' retirement benefits	**28**	54	**280**
Provision for losses on dormant deposit repayments	**512**	–	**5,143**
Provision for possible losses on refund of interest	**17**	16	**176**
Negative goodwill	**–**	2	**–**
Acceptances and guarantees *(Note 12)*	**1,687**	1,871	**16,917**
Total liabilities	**1,746,847**	1,580,022	**17,517,528**
Net assets			
Capital stock *(Note 14)*	**21,000**	21,000	**210,589**
Capital surplus *(Note 14)*	**19,000**	19,000	**190,533**
Retained earnings	**74,389**	64,046	**745,980**
Total shareholders' equity	**114,389**	104,046	**1,147,103**
Valuation difference on available-for-sale securities *(Note 4)*	**(4,759)**	(98)	**(47,731)**
Deferred gains (losses) on hedges	**699**	(1,624)	**7,011**
Total valuation and translation adjustments	**(4,060)**	(1,723)	**(40,720)**
Total net assets	**110,328**	102,322	**1,106,382**
Total liabilities and net assets	**¥1,857,176**	¥1,682,345	**$18,623,911**

See accompanying notes to the consolidated financial statements.

The Tokyo Star Bank, Limited and Consolidated Subsidiaries

Consolidated Statements of Income

	Year ended March 31,		
	2008	2007	2008
	(Millions of yen)		(Thousands of U.S. dollars) (Note 1)
Income			
Interest income and dividends:			
Interest on loans and discounts	**¥42,788**	¥41,913	**$429,084**
Interest and dividends on securities	**6,769**	6,106	**67,880**
Interest on call loans	**1,143**	637	**11,463**
Interest on deposits with banks	**20**	117	**210**
Other interest income	**2,058**	2,711	**20,642**
Fees and commissions	**15,234**	12,939	**152,769**
Other ordinary income *(Note 16)*	**1,613**	3,622	**16,175**
Other income *(Note 18)*	**28,312**	9,005	**283,921**
Total income	**97,939**	77,053	**982,147**
Expenses			
Interest expenses:			
Interest on deposits	**10,331**	8,978	**103,601**
Interest on negotiable certificates of deposit	**8**	2	**87**
Interest on call money	**3**	0	**34**
Interest on payables under securities lending transactions	**–**	0	**–**
Interest on borrowings	**–**	0	**–**
Interest on bonds	**943**	378	**9,457**
Other interest expenses	**0**	0	**6**
Fees and commissions payments	**5,235**	3,642	**52,503**
Other ordinary expenses *(Note 17)*	**1,411**	310	**14,158**
General and administrative expenses	**32,153**	31,253	**322,437**
Provision of allowance for loan losses	**5,153**	753	**51,678**
Other expenses *(Note 19)*	**19,052**	4,855	**191,063**
Total expenses	**74,294**	50,177	**745,028**
Income before income taxes	**23,645**	26,876	**237,119**
Income taxes *(Note 20)*:			
Current	**11,030**	10,674	**110,612**
Deferred	**(1,227)**	93	**(12,310)**
	9,802	10,767	**98,302**
Net income	**¥13,842**	¥16,108	**$138,816**

	(Yen)		(U.S. dollars) (Note 1)
Net income per share *(Note 22)*	**¥19,775.41**	¥23,012.13	**$198.30**

See accompanying notes to the consolidated financial statements.

Consolidated Statements of Changes in Net Assets

Year ended March 31, 2008

	Shareholders' equity				Valuation and translation adjustments			
	Capital stock	Capital surplus	Retained earnings	Total shareholders' equity	Valuation difference on available-for-sale securities	Deferred gains (losses) on hedges	Total valuation and translation adjustments	Total net assets
	(Millions of yen)							
Balance at the beginning of the year	¥21,000	¥19,000	¥64,046	¥104,046	¥ (98)	¥(1,624)	¥(1,723)	¥102,322
Changes of items during the year:								
Dividends from surplus	–	–	(3,500)	(3,500)	–	–	–	(3,500)
Net income	–	–	13,842	13,842	–	–	–	13,842
Net changes of items other than shareholders' equity	–	–	–	–	(4,661)	2,323	(2,337)	(2,337)
Total changes of items during the year	–	–	10,342	10,342	(4,661)	2,323	(2,337)	8,005
Balance at the end of the year	¥21,000	¥19,000	¥74,389	¥114,389	¥(4,759)	¥ 699	¥(4,060)	¥110,328

Year ended March 31, 2007

	Shareholders' equity				Valuation and translation adjustments			
	Capital stock	Capital surplus	Retained earnings	Total shareholders' equity	Valuation difference on available-for-sale securities	Deferred gains (losses) on hedges	Total valuation and translation adjustments	Total net assets
	(Millions of yen)							
Balance at the beginning of the year	¥21,000	¥19,000	¥51,437	¥ 91,437	¥(432)	¥ –	¥ (432)	¥ 91,005
Changes of items during the year:								
Dividends from surplus	–	–	(3,500)	(3,500)	–	–	–	(3,500)
Net income	–	–	16,108	16,108	–	–	–	16,108
Net changes of items other than shareholders' equity	–	–	–	–	333	(1,624)	(1,291)	(1,291)
Total changes of items during the year	–	–	12,608	12,608	333	(1,624)	(1,291)	11,317
Balance at the end of the year	¥21,000	¥19,000	¥64,046	¥104,046	¥ (98)	¥(1,624)	¥(1,723)	¥102,322

See accompanying notes to the consolidated financial statements.

Consolidated Statements of Changes in Net Assets (continued)

	Year ended March 31, 2008							
	Shareholders' equity				Valuation and translation adjustments			
	Capital stock	Capital surplus	Retained earnings	Total shareholders' equity	Valuation difference on available-for-sale securities	Deferred gains (losses) on hedges	Total valuation and translation adjustments	Total net assets
	(Thousands of U.S. dollars) (Note 1)							
Balance at the beginning of the year	$210,589	$190,533	$642,261	$1,043,384	$ (989)	$(16,293)	$(17,283)	$1,026,101
Changes of items during the year:								
Dividends from surplus	–	–	(35,098)	(35,098)	–	–	–	(35,098)
Net income	–	–	138,816	138,816	–	–	–	138,816
Net changes of items other than shareholders' equity	–	–	–	–	(46,742)	23,304	(23,437)	(23,437)
Total changes of items during the year	–	–	103,718	103,718	(46,742)	23,304	(23,437)	80,280
Balance at the end of the year	$210,589	$190,533	$745,980	$1,147,103	$(47,731)	$ 7,011	$(40,720)	$1,106,382

See accompanying notes to the consolidated financial statements.

Consolidated Statements of Cash Flows

	Year ended March 31,		
	2008	**2007**	**2008**
	(Millions of yen)		*(Thousands of U.S. dollars) (Note 1)*
Cash flows from operating activities			
Income before income taxes	**¥ 23,645**	¥ 26,876	**$ 237,119**
Adjustments to reconcile income before income taxes to net cash used in operating activities:			
Depreciation and amortization	**2,032**	2,139	**20,385**
Impairment loss on fixed assets	**–**	11	**–**
Amortization of negative goodwill	**(20)**	(295)	**(203)**
Net decrease in allowance for loan losses	**(8,609)**	(1,587)	**(86,339)**
Net (decrease) increase in provision for bonuses	**(174)**	123	**(1,748)**
Net (decrease) increase in provision for directors' bonuses	**(720)**	49	**(7,222)**
Net (decrease) increase in provision for directors' retirement benefits	**(26)**	54	**(260)**
Net increase in provision for possible losses on refund of interest	**1**	16	**11**
Net increase in provision for losses on dormant deposit repayments	**512**	–	**5,143**
Interest income	**(52,779)**	(51,485)	**(529,281)**
Interest expenses	**11,287**	9,361	**113,187**
Net loss (gain) on securities	**13,190**	(798)	**132,273**
Net gain on money held in trust	**(149)**	(154)	**(1,497)**
Net gain on disposal of fixed assets	**(18,574)**	(30)	**(186,271)**
Net increase in loans and bills discounted	**(80,220)**	(139,176)	**(804,453)**
Net increase in deposits	**175,504**	115,740	**1,759,974**
Net decrease in non-subordinated borrowed money	**–**	(1,000)	**–**
Net (increase) decrease in due from banks excluding due from the Bank of Japan	**(151)**	2,225	**(1,523)**
Net increase in call loans and monetary claims bought	**(150,294)**	(37,643)	**(1,507,162)**
Net decrease (increase) in foreign exchange assets	**841**	(986)	**8,443**
Net (decrease) increase in foreign exchange liabilities	**(19)**	16	**(200)**
Net increase in non-subordinated bonds payable resulting from issuance and redemption	**–**	40,000	**–**
Interest received	**49,805**	44,202	**499,452**
Interest paid	**(15,687)**	(5,928)	**(157,315)**
Other, net	**(6,179)**	(957)	**(61,970)**
Subtotal	**(56,786)**	774	**(569,458)**
Income taxes paid, including provisional payment	**(8,112)**	(10,299)	**(81,352)**
Net cash used in operating activities	**(64,898)**	(9,525)	**(650,810)**

Consolidated Statements of Cash Flows (continued)

	Year ended March 31,		
	2008	**2007**	**2008**
	(Millions of yen)		*(Thousands of U.S. dollars) (Note 1)*
Cash flows from investing activities			
Purchases of securities	**¥(295,432)**	¥(208,398)	**$(2,962,616)**
Proceeds from sales of securities	**8,992**	35,955	**90,181**
Proceeds from redemption of securities	**331,141**	131,855	**3,320,709**
Increase in money held in trust	**(256)**	(3,407)	**(2,568)**
Decrease in money held in trust	**468**	3,625	**4,701**
Purchases of tangible fixed assets	**(619)**	(881)	**(6,215)**
Proceeds from sales of tangible fixed assets	**23,654**	389	**237,209**
Purchases of intangible fixed assets	**(776)**	(1,742)	**(7,789)**
Proceeds from sales of intangible fixed assets	**861**	5	**8,634**
Net cash provided by (used in) investing activities	**68,033**	(42,599)	**682,245**
Cash flows from financing activities			
Proceeds from issuance of subordinated bond payable	**–**	12,500	**–**
Dividends paid	**(3,479)**	(3,450)	**(34,894)**
Net cash (used in) provided by financing activities	**(3,479)**	9,049	**(34,894)**
Net decrease in cash and cash equivalents	**(344)**	(43,075)	**(3,459)**
Cash and cash equivalents at the beginning of the year	**58,617**	101,692	**587,824**
Cash and cash equivalents at the end of the year *(Note 3)*	**¥ 58,272**	¥ 58,617	**$ 584,364**

See accompanying notes to the consolidated financial statements.

1. Basis of Preparation of the Consolidated Financial Statements

The accompanying consolidated financial statements of The Tokyo Star Bank, Limited (the "Bank") and its consolidated subsidiaries are compiled from the consolidated financial statements prepared by the Bank as stipulated in the Financial Instruments and Exchange Law of Japan (formerly Securities and Exchange Law of Japan) and have been prepared on the basis of accounting principles and practices generally accepted in Japan, which are different in certain respects as to the application and disclosure requirements of International Financial Reporting Standards.

The Bank was established under the former Commercial Code of Japan on January 31, 2001 as Nippon Finance Investment, Limited. On May 11, 2001, the Bank obtained a banking license from the Financial Services Agency of Japan. On June 11, 2001, the Bank purchased the business of Tokyo Sowa Bank, Ltd. and commenced commercial banking operations.

In preparing the accompanying consolidated financial statements, certain reclassifications have been made to the consolidated financial statements issued for domestic purposes in order to present them in a format which is more familiar to readers outside Japan. In addition, the notes to the consolidated financial statements include information which is not required under accounting principles generally accepted in Japan but is presented herein as additional information.

As permitted by the Financial Instruments and Exchange Law of Japan, amounts of less than one million yen have been omitted. Consequently, the totals shown in the accompanying consolidated financial statements (both in yen and U.S. dollars) do not necessarily agree with the sums of the individual amounts.

Certain reclassifications of previously reported amounts have been made to conform with the prior year's consolidated financial statements to the current year's presentation.

The translation of yen amounts into U.S. dollar amounts is included solely for the convenience of readers outside Japan and has been made, as a matter of arithmetic computation only, at ¥99.72 = U.S.$1.00, the approximate rate of exchange in effect on March 31, 2008. This translation should not be construed as a representation that yen have been, could have been, or could in the future be, converted into U.S. dollars at the above or any other rate.

2. Summary of Significant Accounting Policies

(a) Principles of Consolidation

The accompanying consolidated financial statements as of March 31, 2008 and 2007 include the accounts of the Bank as well as the following subsidiaries:

TSB Capital, Ltd.
TSB Servicer, Ltd.

During the year ended March 31, 2007, Sowa Business Ltd. and The Star-Gin Real Estate Management Co., Ltd., both of which were wholly-owned subsidiaries of the Bank, have been excluded from consolidation due to their liquidation.

All significant intercompany balances and transactions have been eliminated in consolidation.

The fiscal year end of all consolidated subsidiaries is March 31.

Goodwill and negative goodwill, which are presented on a net basis in the accompanying consolidated balance sheets, represent the differences between the cost of the investments in the consolidated subsidiaries and the equity in their net assets at fair value. Goodwill and negative goodwill are amortized over a period of five years on a straight-line basis, except that if the excess is immaterial it is fully charged to income in the year of acquisition.

(b) Cash and Cash Equivalents

For the purpose of the consolidated statements of cash flows, cash and cash equivalents is defined as cash and due from the Bank of Japan and has been included in "Cash and due from banks" in the consolidated balance sheets.

(c) Trading Account Securities

Trading account securities are stated at market value. Unrealized gain or loss on trading account securities is recognized in earnings. Cost of securities sold is determined by the moving-average method.

(d) Securities

Securities are entirely composed of available-for-sale securities. Available-for-sale securities whose fair value is readily determinable are carried at fair value. Unrealized gain or loss on these securities is included in "Net assets", net of taxes. Available-for-sale securities whose fair value is not readily determinable are carried at cost or amortized cost. Cost of securities sold is determined by the moving-average method.

2. Summary of Significant Accounting Policies (continued)

(e) Money Held in Trust

Assets included in "Money held in trust" are valued by the same method as that applied to the assets which the Bank directly owns.

(f) Derivative Financial Instruments

Derivative financial instruments are stated at fair value.

(g) Depreciation of Tangible Fixed Assets

Tangible fixed assets are carried at cost less accumulated depreciation. Depreciation of tangible fixed assets of the Bank, except for buildings, is computed using the declining-balance method. Depreciation of the Bank's buildings is computed using the straight-line method. The primary estimated useful lives of buildings and equipment are as follows:

Buildings:	8 to 50 years
Equipment:	2 to 20 years

Depreciation of tangible fixed assets of the consolidated subsidiaries is computed principally using the declining-balance method over the estimated useful lives.

(h) Amortization of Intangible Fixed Assets

Amortization of intangible fixed assets is computed using the straight-line method. Costs of computer software developed or obtained for internal use are deferred and amortized over the estimated useful lives (mainly 5 years) as determined by the Bank and its consolidated subsidiaries.

(i) Deferred Charges

Issuance costs of bonds payable are charged to income as incurred.

(j) Loans Purchased from Other Financial Institutions

Loans on deeds and bills discounted which the Bank acquired from other financial institutions are initially recorded at acquisition cost in the balance sheet, and the differences between the acquisition cost and the principal amount are amortized in proportion to the principal over the life of each loan. Overdrafts and revolving loans on notes are carried at principal amount and differences from the acquisition cost are recorded as a liability and amortized over the remaining term of each loan using the straight-line method.

Regardless of the above treatments, loans to debtors classified as likely to become bankrupt, virtually bankrupt or legally bankrupt are recorded at their respective acquisition costs and the differences are not amortized.

(k) Allowance for Loan Losses

The Bank's allowance for loan losses is provided pursuant to its internal rules governing write-offs of claims and the allowance for loan losses.

For claims against debtors who are categorized as normal or watch debtors (including the restructured loans as noted in Note 7) as prescribed in the Banks and Other Financial Institutions Audit Special Committee Report No.4, "Practical Guideline Concerning the Validation of Internal Controls over the Self-Assessment of Assets and the Audit of Bad Debts Written off and the Allowance for Bad Debts of Banks and Other Financial Institutions", issued by Japanese Institution of Certified Public Accountants ("JICPA"), claims have been classified into given categories and an allowance is provided based on the loan loss ratios derived from records of loan losses over a certain historical period.

For claims against debtors who are likely to become bankrupt and, an allowance is provided at the amount deemed necessary based on an overall solvency assessment less the anticipated collection by disposing of collateral and by executing guarantees.

For claims against debtors who are likely to become bankrupt or whose claims are being restructured (as noted in Note 7), if the amount of the claims exceeds a certain level for which the amount of future cash flows can be reasonably estimated, an allowance is provided for the difference between the present value of the expected future cash flows discounted at the initial contracted interest rate and the carrying value of each claim.

For claims against debtors who were legally bankrupt or virtually bankrupt, the amount of claims exceeding the estimated value of the collateral or guarantees was considered to be uncollectible and, accordingly, had been directly charged off against the respective claims until the year ended March 31, 2007.

However, in recent years, there were instances where considerable amounts of loans and bills discounted previously charged off were collected through sales of collateralized real estate and other methods. In view of these circumstances, effective the year ended March 31, 2008, the Bank has decided not to charge off loans and bills discounted through estimation and instead, adopted an accounting policy where an allowance will be established for the amount of claims less any amounts expected to be collected through the disposal of collateral or the execution of guarantees and claims will be charged off when the uncollectible amount becomes finally determinable after substantial completion of the Bank's collecting activities. In accordance with this accounting change, loans and bills discounted, and allowance for loan losses as of March 31, 2008 are both increased by ¥9,123 million ($91,495 thousand) respectively, as compared with the amounts which would have been recorded under the previous method.

2. Summary of Significant Accounting Policies (continued)

(k) Allowance for Loan Losses (continued)

In the consolidated statements of income, ¥9,123 million ($91,495 thousand) of written-off of loans which would have been recorded under the previous method is included in provision of allowance for loan losses for the year ended March 31, 2008. Therefore, there was no impact on income before income taxes on the consolidated statements of income for the year ended March 31, 2008.

The amounts of charge-offs recognized until the year ended March 31, 2007 and credited from the balance of loans and bills discounted as March 31, 2008 was ¥4,090 million ($41,015 thousand).

Additionally, as a result of this accounting change, loans to bankrupt borrowers and past due loans (both noted in Note 7) as of March 31, 2008 increased by ¥3,918 million ($39,291 thousand) and ¥5,205 million ($52,203 thousand), respectively, and total amount of loans to bankrupt borrowers, past due loans, loans past due three months or more and restructured loans increased by ¥9,123 million ($91,495 thousand), as compared with the amounts which would have been recorded under the previous method.

All claims are assessed by the credit origination divisions based on the internal rules for self-assessment of asset quality. The credit examination division, which is independent from the credit origination divisions, subsequently performs a review of their assessments, and an allowance is provided based on the results.

Allowance for loan losses on claims purchased from other financial institutions are directly offset against any income from the amortization of the difference between the contractual principal and the acquisition costs of the purchased claims since the amortization income represents a change in the credit risk of the purchased claims.

The consolidated subsidiaries' allowance for loan losses is provided based on the historical loan loss experience for normal claims and on estimates of collectibility on a loan-by-loan basis for impaired loans.

(l) Provision for Bonuses

The provision for bonuses is provided based on the estimated amounts attributed to the current fiscal year for future bonus payments to employees.

(m) Provision for Directors' Bonuses

The provision for directors' bonuses is provided based on the estimated amounts attributed to the current fiscal year for future bonus payments to directors and executive officers.

2. Summary of Significant Accounting Policies (continued)

(n) Provision for Directors' Retirement Benefits

The provision for directors' retirement benefits is provided based on the estimated amounts of the future payments attributed to the current fiscal year.

Until the year ended March 31, 2006, retirement benefits to directors and executive officers were expensed when the payments fell due. "Auditing Treatment of Reserve under Special Taxation Measures Law, Reserve under Special Laws and Reserve for Retirement Benefits to Directors and Corporate Auditors" (JICPA Audit and Assurance Practice Committee Report No. 42) was revised on April 13, 2007 and went into effect for fiscal years beginning on or after April 1, 2007, and early adoption was permitted. The Bank had early adopted the revised standard effective the year ended March 31, 2007, and in accordance with the revision, a provision for directors' retirement benefits was provided based on the estimated amounts of the future payments attributed to the current fiscal year. As a result, general and administrative expenses increased by ¥54 million and income before income taxes decreased by the same amount for the year ended March 31, 2007, as compared with the amounts which would have been recorded under the previous method.

(o) Provision for Losses on Dormant Deposit Repayments

The provision for losses on dormant deposit repayments which were recorded as revenue after a certain inactive period is provided for the future repayments based on the historical repayments experience.

Until the year ended March 31, 2007, dormant deposits were recorded as revenue and were expensed when they were reimbursed upon the withdrawal request from the depositors. In response to the issuance of JICPA Audit and Assurance Practice Committee Report No.42, "Treatment for Auditing of Reserve under Special Taxation Measures Law, Reserve under Special Laws and Reserve for Retirement Benefits to Directors and Corporate Auditors" on April 13, 2007, effective the year ended March 31, 2008, a provision for losses on dormant deposit repayments was provided based on the historical repayments experience, as adjusted for estimated future repayments.

As a result, other expenses increased by ¥71 million ($720 thousand) and income before income taxes decreased by ¥512 million ($5,143 thousand) as compared with the amount which would have been recorded under the previous method.

(p) Provision for Possible Losses on Refund of Interest

The provision for possible losses on refund of interest is recognized based on the past experience of refunds and claims of refunds arising from the loans of a consolidated subsidiary of the Bank, as adjusted for estimated future refunds.

(p) Provision for Possible Losses on Refund of Interest (continued)

In October 2006, the JICPA issued the Industry Audit Committee Report No. 37, "Auditing Treatment of Reserve for Possible Losses on Refund of Interest in the Consumer Finance Industry." The Industry Audit Committee Report No. 37 addresses the determination of the provision for possible losses on refund of interest that exceeds the interest rate limit specified in Interest Rate Restriction Law of Japan. The Bank and its consolidated subsidiaries have adopted the new standard effective the year ended March 31, 2007. As a result, a provision for possible losses on refund of interest was recognized based on the past experience of refunds and claims of refunds arising from the loans of a consolidated subsidiary of the Bank, as adjusted for estimated future refunds. The adoption of the new standard increased other expenses by ¥16 million and decreased income before income taxes by the same amount for the year ended March 31, 2007 compared with the amounts which would have been recorded under the previous method.

(q) Foreign Currency Transactions

Assets and liabilities denominated in foreign currencies are translated into yen primarily at the spot rates in effect at each balance sheet date.

(r) Leases

Non-cancelable leases are accounted for as operating leases (whether such leases are classified as operating or finance leases), except that lease agreements which stipulate the transfer of ownership of the leased assets to the lessee are accounted for as finance leases.

(s) Hedge Accounting

In order to hedge interest-rate risk arising from financial assets and liabilities, the Bank applies deferral hedge accounting as prescribed in the Industry Audit Committee Report No. 24, "Accounting and Auditing Treatment of Accounting Standard for Financial Instruments in the Banking Industry," issued by the JICPA. Under the Industry Audit Committee Report No. 24, the Bank groups its deposits (hedged items) and interest-rate swaps (hedging instruments) by maturity and assesses the hedge effectiveness by comparing the changes in value of each basket of deposits and the corresponding changes in value of the interest-rate swaps. Deferral hedge accounting is also applied individually to some loans and bills discounted (hedged items) and interest-rate swaps (hedging instruments).

(t) Consumption Taxes

Transactions subject to national and local consumption taxes are recorded at amounts exclusive of consumption taxes. Consumption taxes levied on purchases of fixed assets, which are not tax-deductible, are charged to income as incurred.

2. Summary of Significant Accounting Policies (continued)

(u) Presentation of Net Assets in the Balance Sheet

On December 9, 2005, the Accounting Standards Board of Japan ("ASBJ") issued ASBJ Statement No. 5, "Accounting Standard for Presentation of Net Assets in the Balance Sheet" and ASBJ Guidance No. 8, "Guidance on Accounting Standard for Presentation of Net Assets in the Balance Sheet." The Bank has adopted this standard and guidance effective April 1, 2006. As a result, effective the year ended March 31, 2007, the Bank is required to prepare consolidated statements of changes in net assets. Total shareholders' equity under the previous method of presentation at March 31, 2007 was ¥103,947 million.

(v) Investment Associations

"Practical Solution on Application of Control Criteria and Influence Criteria to Investment Associations" (ASBJ Practical Issues Task Force No. 20, September 8, 2006) has been adopted effective the year ended March 31, 2007. The adoption of this accounting standard had no material impact on the consolidated balance sheet at March 31, 2007.

(w) Share-Based Payments

"Accounting Standard for Share-based Payments" (ASBJ Statement No. 8, December 27, 2005) and "Guidance on Accounting Standard for Share-based Payments" (ASBJ Guidance No. 11, December 27, 2005) have been adopted and applied to the stock options granted after the Corporation Law of Japan went into effect on May 1, 2006. The adoption of this accounting standard had no material impact on the consolidated balance sheet at March 31, 2007.

(x) Business Combinations and Business Divestitures

Effective April 1, 2006, the Bank has adopted "Accounting Standard for Business Combinations" ("Opinion Concerning Establishment of Accounting Standard for Business Combinations," Business Accounting Council, October 31, 2003), "Accounting Standard for Business Divestitures" (ASBJ Statement No. 7, December 27, 2005) and "Guidance on Accounting Standard for Business Combinations and Accounting Standard for Business Divestitures" (ASBJ Guidance No. 10, December 27, 2005).

2. Summary of Significant Accounting Policies (continued)

(y) Changes in Presentation

Enforcement Ordinance of the Banking Law was revised on April 28, 2006 and the Bank has adopted the revisions effective April 1, 2006. As a result, the method of presentation of the accompanying consolidated financial statements as of and for the year ended March 31, 2007 has changed as follows:

Changes to the consolidated balance sheet

Deferred hedge loss, which was previously included in "Other assets," is presented as "Deferred loss on hedging instruments, net of taxes" in "Valuation and translation adjustments."

"Premises and equipment" in the accompanying consolidated balance sheet as of March 31, 2006 has been reclassified into "Tangible fixed assets," "Intangible fixed assets" and "Other assets." Land, buildings and equipment, previously included in "Premises and equipment" are included in "Tangible fixed assets." Suspense payments for construction, key money and security deposits, all of which were previously included in "Premises and equipment," are also included in "Tangible fixed assets," "Intangible fixed assets" and "Other assets," respectively.

Software, previously included in "Other assets," is included in "Intangible fixed assets."

Changes to the consolidated statement of cash flows

In response to the above changes in the method of presentation of the consolidated balance sheet, "Net gain on sales of premises and equipment" in the accompanying consolidated statement of cash flows for the year ended March 31, 2006 is presented as "Net gain on sales of fixed assets."

In addition, the former "Purchases of premises and equipment" in the accompanying consolidated statement of cash flows for the year ended March 31, 2006 is presented as "Purchases of tangible fixed assets" and the former "Proceeds from sales of premises and equipment" in the accompanying consolidated statement of cash flows for the year ended March 31, 2006 is presented as "Proceeds from sales of tangible fixed assets."

3. Cash and Cash Equivalents

A reconciliation between "Cash and due from banks" in the consolidated balance sheets at March 31, 2008 and 2007 and "Cash and cash equivalents" in the consolidated statements of cash flows for the years then ended is summarized as follows:

	2008	2007	2008
	(Millions of yen)		*(Thousands of U.S. dollars)*
Cash and due from banks	**¥ 74,323**	¥ 74,516	**$ 745,317**
Due from banks other than the Bank of Japan	**(16,050)**	(15,898)	**(160,952)**
Cash and cash equivalents	**¥ 58,272**	¥ 58,617	**$ 584,364**

4. Fair Value of Securities

(i) Trading Securities

The carrying value of trading securities at March 31, 2008 and 2007 and net holding loss charged to income for the years then ended are summarized as follows:

	2008	2007	2008
	(Millions of yen)		*(Thousands of U.S. dollars)*
Carrying value	**¥1**	¥6	**$12**
Net holding loss	**0**	0	**0**

(ii) Available-for-Sale Securities

The cost and carrying value of available-for-sale securities with readily determinable fair value and the related unrealized gain or loss at March 31, 2008 and 2007 are summarized as follows:

	March 31, 2008				
	Cost	Carrying value	Net unrealized gain (loss)	Unrealized gain	Unrealized loss
			(Millions of yen)		
Domestic stocks	¥ 226	¥ 215	¥ (11)	¥ -	¥ 11
Domestic bonds:					
Government bonds	131,087	130,617	(469)	9	478
Local government bonds	605	609	3	3	-
Corporate bonds	10,676	10,397	(278)	15	294
Other	60,427	53,158	(7,269)	125	7,395
Total	¥203,023	¥194,998	¥(8,025)	¥154	¥8,179

4. Fair Value of Securities (continued)

(ii) Available-for-Sale Securities (continued)

	March 31, 2007				
	Cost	Carrying value	Net unrealized gain (loss)	Unrealized gain	Unrealized loss
	(Millions of yen)				
Domestic stocks	¥ 483	¥ 1,287	¥ 804	¥ 804	¥ –
Domestic bonds:					
Government bonds	166,316	165,710	(605)	0	606
Local government bonds	609	603	(5)	0	5
Corporate bonds	20,277	20,255	(22)	6	28
Other	74,457	74,161	(337)	322	660
Total	¥262,143	¥262,018	¥(166)	¥1,134	¥1,300

	March 31, 2008				
	Cost	Carrying value	Net unrealized gain (loss)	Unrealized gain	Unrealized loss
	(Thousands of U.S. dollars)				
Domestic stocks	$ 2,271	$ 2,159	$ (111)	$ –	$ 111
Domestic bonds:					
Government bonds	1,314,553	1,309,845	(4,708)	90	4,798
Local government bonds	6,075	6,112	36	36	–
Corporate bonds	107,062	104,265	(2,797)	159	2,956
Other	605,970	533,074	(72,896)	1,263	74,159
Total	$2,035,934	$1,955,457	$(80,477)	$1,549	$82,026

The components of unrealized loss on available-for-sale securities at March 31, 2008 and 2007 are summarized as follows:

	2008	2007	2008
	(Millions of yen)		(Thousands of U.S. dollars)
Gross valuation difference	¥(8,025)	¥(166)	$(80,477)
Deferred tax assets	3,265	67	32,745
Unrealized gain (loss) on available-for-sale securities, net of taxes	¥(4,759)	¥ (98)	$(47,731)

4. Fair Value of Securities (continued)

(ii) Available-for-Sale Securities (continued)

The carrying value of securities without readily determinable fair value at March 31, 2008 and 2007 is summarized as follows:

	2008	2007	2008
	(Millions of yen)		*(Thousands of U.S. dollars)*
Available-for-sale securities:			
Unlisted stocks (excluding shares of stock traded on the OTC market)	**¥ 512**	¥ 2,163	**$ 5,135**
Corporate bonds	**60,380**	53,773	**605,504**
Other	**661**	723	**6,632**
Total	**¥61,554**	¥56,660	**$617,272**

(iii) Money Held in Trust for Trading Purposes

The carrying value of money held in trust at March 31, 2008 and 2007 and net holding loss charged to income for the years then ended are summarized as follows:

	2008	2007	2008
	(Millions of yen)		*(Thousands of U.S. dollars)*
Carrying value	**¥3,577**	¥3,624	**$35,874**
Net holding loss	**11**	16	**110**

5. Available-for-Sale Securities Sold

Available-for-sale securities sold for the years ended March 31, 2008 and 2007 are summarized as follows:

	2008	2007	2008
	(Millions of yen)		*(Thousands of U.S. dollars)*
Proceeds from sales	**¥8,992**	¥35,955	**$90,181**
Gain on sales	**478**	716	**4,796**
Loss on sales	**57**	73	**578**

6. Contractual Maturities of Available-for-Sale Securities

The contractual maturities of available-for-sale securities at March 31, 2008 and 2007 are summarized as follows:

	March 31, 2008			
	Within 1 year	After 1 year through 5 years	After 5 years through 10 years	After 10 years
	(Millions of yen)			
Domestic bonds:				
Government bonds	¥110,087	¥ 5,014	¥15,516	¥ –
Local government bonds	4	501	103	–
Corporate bonds	23,249	37,536	9,991	–
Other	2,344	22,023	15,694	2,972
Total	¥135,685	¥65,076	¥41,307	¥2,972

	March 31, 2007			
	Within 1 year	After 1 year through 5 years	After 5 years through 10 years	After 10 years
	(Millions of yen)			
Domestic bonds:				
Government bonds	¥84,958	¥ 65,086	¥ 7,842	¥7,823
Local government bonds	4	499	100	–
Corporate bonds	7,400	54,979	11,649	–
Other	4,616	29,907	27,696	–
Total	¥96,979	¥150,472	¥47,288	¥7,823

	March 31, 2008			
	Within 1 year	After 1 year through 5 years	After 5 years through 10 years	After 10 years
	(Thousands of U.S. dollars)			
Domestic bonds:				
Government bonds	$1,103,966	$ 50,280	$155,598	$ –
Local government bonds	40	5,030	1,042	–
Corporate bonds	233,146	376,423	100,200	–
Other	23,514	220,853	157,389	29,807
Total	$1,360,667	$652,588	$414,229	$29,807

7. Loans and Bills Discounted

Loans and bills discounted at March 31, 2008 and 2007 consisted of the following:

	2008	2007	2008
	(Millions of yen)		*(Thousands of U.S. dollars)*
Loans on deeds	**¥1,186,693**	¥1,070,925	**$11,900,252**
Loans on notes	**29,845**	55,885	**299,288**
Bills discounted	**1,587**	862	**15,919**
Overdrafts	**47,960**	41,351	**480,955**
Total	**¥1,266,086**	¥1,169,024	**$12,696,415**

Bills discounted included banker's acceptances, commercial bills, documentary bills and bills purchased in connection with foreign exchange transactions. Bills discounted, which can be either sold or repledged by the Bank, are treated as financing transactions rather than as sales in accordance with the Industry Audit Committee Report No. 24, "Accounting and Auditing Treatment of Accounting Standard for Financial Instruments in the Banking Industry."

The aggregate amount of loans and bills discounted at March 31, 2008 and 2007 included the following:

	2008	2007	2008
	(Millions of yen)		*(Thousands of U.S. dollars)*
Loans to bankrupt borrowers	**¥ 9,706**	¥ 805	**$ 97,339**
Past due loans	**21,248**	20,451	**213,082**
Loans past due for three months or more	**403**	2	**4,042**
Restructured loans	**10,874**	14,261	**109,051**
Total	**¥42,233**	¥35,521	**$423,516**

Loans to bankrupt borrowers represent loans which have been placed in non-accrual status due to substantial delinquency or to other reasons ("non-accrual loans") and meet certain provisions as stipulated in Article 96, Paragraph 1, Subparagraphs 3 or 4 of the Enforcement Ordinance of the Corporation Tax Law of Japan.

Past due loans represent non-accrual loans, other than loans to bankrupt borrowers and loans on which the payment of interest has been deferred in order to assist the restructuring of these borrowers who are experiencing financial difficulties.

Loans past due for three months or more represent loans on which the payment of principal or interest is three months or more past due from the day following the contractual due date. Such loans exclude loans to bankrupt borrowers and past due loans.

Restructured loans represent loans which have been restructured to provide relief to the borrowers by reducing interest rates, by rescheduling interest payments and payments on principal, or by waiving claims for borrowers experiencing financial difficulties. Such loans exclude loans to bankrupt borrowers, past due loans and loans past due for three months or more.

7. Loans and Bills Discounted (continued)

A loan participation transaction which transfers substantially all the risks and rewards of the transferred asset is accounted for as a sale of a loan by an originating lender to a participant. Loan participation agreements, which were accounted for as sales of loans, totaled ¥59 million ($601 thousand) and ¥69 million at March 31, 2008 and 2007, respectively. The loans in which the Bank was a participant under loan participation agreements and which were accounted for as loans to debtors amounted to ¥1,168 million ($11,716 thousand) and ¥5,216 million at March 31, 2008 and 2007, respectively.

Overdraft agreements and loan commitments are agreements under which the Bank and its consolidated subsidiaries are obliged to extend loans up to a prearranged limit unless the customer is in breach of contract. The loan commitments not yet utilized at March 31, 2008 and 2007 totaled ¥144,409 million ($1,448,145 thousand) and ¥145,429 million, respectively, of which ¥67,496 million ($676,860 thousand) and ¥98,597 million, respectively, related to agreements whose contractual terms were for one year or less or which were unconditionally cancelable at any time. As the majority of these agreements expire without the right to extend the loans being exercised, the unutilized balance of the commitments does not affect the future cash flows of the Bank or of its consolidated subsidiaries. These agreements usually include provisions which stipulate that the Bank and its consolidated subsidiaries have the right either to refuse the execution of the loans or to reduce the contractual commitments when there is a change in the borrower's financial condition, or when additional assurance of the financial stability and creditworthiness of a borrower is necessary, or when other unforeseen circumstances arise.

The Bank and its consolidated subsidiaries take various measures to protect their credit. Such measures include obtaining real estate or securities as collateral upon entering into the agreements, monitoring a customer's business on a regular basis in accordance with established internal procedures, and amending loan commitment agreements as and when necessary.

8. Other Assets

Other assets at March 31, 2008 and 2007 consisted of the following:

	2008	2007	2008
	(Millions of yen)		*(Thousands of U.S. dollars)*
Domestic exchange settlement account, debit	**¥ 4,679**	¥ 5,171	**$ 46,925**
Prepaid expenses	**137**	138	**1,379**
Accrued income	**3,920**	3,732	**39,315**
Derivatives other than for trading – assets	**4,074**	975	**40,856**
Other	**5,520**	7,759	**55,356**
Total	**¥18,331**	¥17,778	**$183,832**

9. Tangible Fixed Assets

Tangible fixed assets at March 31, 2008 and 2007 consisted of the following:

	2008	2007	2008
	(Millions of yen)		*(Thousands of U.S. dollars)*
Land	**¥ 2,017**	¥ 5,957	**$ 20,230**
Buildings	**3,490**	4,616	**35,002**
Suspense payments for construction	**5**	0	**50**
Equipment	**4,667**	4,628	**46,809**
Other	**–**	20	**–**
Total	**10,180**	15,223	**102,092**
Accumulated depreciation	**(4,296)**	(4,059)	**(43,083)**
Net book value	**¥ 5,884**	¥11,164	**$ 59,009**

10. Bonds Payable

Bonds payable at March 31, 2008 and 2007 consisted of the following:

	2008	2007	2008
	(Millions of yen)		*(Thousands of U.S. dollars)*
Unsecured fixed notes, due November 2011, with interest at 1.78%	**¥20,000**	¥20,000	**$200,561**
Unsecured fixed and floating subordinated notes, due February 2017, with interest at 1.95% until February 2012	**12,500**	12,500	**125,350**
Unsecured floating subordinated notes, due March 2014, with interest at 3.31% in 2008 and 3.04% in 2007	**3,000**	3,000	**30,084**
Unsecured floating notes, due June 2011, with interest at 1.39% in 2008 and 0.96% in 2007	**10,000**	10,000	**100,280**
Unsecured floating notes, due June 2011, with interest at 1.39% in 2008 and 0.96% in 2007	**10,000**	10,000	**100,280**
Total	**¥55,500**	¥55,500	**$556,558**

11. Other Liabilities

Other liabilities at March 31, 2008 and 2007 consisted of the following:

	2008	2007	2008
	(Millions of yen)		*(Thousands of U.S. dollars)*
Domestic exchange settlement account, credit	**¥ 697**	¥ 671	**$ 6,990**
Income taxes payable	**6,634**	5,939	**66,531**
Accrued expenses	**16,007**	20,021	**160,528**
Unearned income	**1,780**	2,040	**17,859**
Reserve for interest on installment savings	**0**	0	**6**
Derivatives other than for trading – liabilities	**2,673**	3,080	**26,814**
Deferred income on purchased loans	**4**	1,221	**43**
Other	**3,487**	6,377	**34,970**
Total	**¥31,286**	¥39,352	**$313,745**

12. Acceptances and Guarantees

All contingent liabilities arising in the course of compliance with customers' needs involving foreign trading or other transactions are included in "Acceptances and guarantees." A contra account, "Customers' liabilities for acceptances and guarantees," is shown on the asset side representing the Bank's right of indemnification to the customers.

13. Assets Pledged

Assets pledged as collateral and liabilities secured by such pledged assets at March 31, 2008 and 2007 were as follows:

	2008	2007	2008
	(Millions of yen)		*(Thousands of U.S. dollars)*
Assets pledged as collateral:			
Securities	**¥24,073**	¥24,085	**$241,406**
Liabilities secured by the above assets:			
Deposits	**¥ 1,342**	¥ 3,171	**$ 13,467**

In addition, securities of ¥29,318 million ($294,010 thousand) and ¥33,600 million at March 31, 2008 and 2007, respectively, were pledged as collateral principally to clearing agencies for settlement of foreign and domestic exchange transactions.

14. Capital Stock and Capital Surplus

Authorized shares of common stock were 2,800,000 shares at March 31, 2008 and 2007. Shares of common stock issued and outstanding were 700,000 shares at March 31, 2008 and 2007.

15. Employees' Retirement Pension Plan

The Bank introduced a defined contribution retirement pension plan for employees on April 1, 2004. Contributions to the plan of ¥318 million ($3,191 thousand) and ¥297 million in the aggregate have been included in general and administrative expenses in the accompanying consolidated statements of income for the years ended March 31, 2008 and 2007, respectively.

16. Other Ordinary Income

Other ordinary income for the years ended March 31, 2008 and 2007 consisted of the following:

	2008	2007	2008
	(Millions of yen)		*(Thousands of U.S. dollars)*
Gain on sales of bonds	**¥ 88**	¥ 95	**$ 884**
Income from derivatives other than for trading or hedging	**1,064**	1,668	**10,673**
Gain on foreign exchange transactions	**–**	64	**–**
Other	**460**	1,794	**4,617**
Total	**¥1,613**	¥3,622	**$16,175**

17. Other Ordinary Expenses

Other ordinary expenses for the years ended March 31, 2008 and 2007 consisted of the following:

	2008	2007	2008
	(Millions of yen)		*(Thousands of U.S. dollars)*
Loss on foreign exchange transactions	**¥ 554**	¥ –	**$ 5,565**
Loss on trading account securities	**0**	0	**0**
Loss on sales of bonds	**57**	73	**578**
Bond issuance cost	**–**	235	**–**
Other	**799**	0	**8,014**
Total	**¥1,411**	¥310	**$14,158**

18. Other Income

Other income for the years ended March 31, 2008 and 2007 consisted of the following:

	2008	2007	2008
	(Millions of yen)		*(Thousands of U.S. dollars)*
Gain on sales of stocks	**¥ 390**	¥ 780	**$ 3,912**
Gain on sales of loans	**3,134**	25	**31,434**
Gain on money held in trust	**160**	170	**1,607**
Gain on recovery of purchased loans	**2,731**	4,778	**27,387**
Gain on sales of fixed assets	**19,702**	121	**197,582**
Collection of written-off claims	**1,140**	1,289	**11,437**
Other	**1,053**	1,839	**10,559**
Total	**¥28,312**	¥9,005	**$283,921**

19. Other Expenses

Other expenses for the years ended March 31, 2008 and 2007 consisted of the following:

	2008	2007	2008
	(Millions of yen)		*(Thousands of U.S. dollars)*
Written-off of loans	**¥ 3,206**	¥4,351	**$ 32,151**
Losses on devaluation of stocks	**9**	4	**95**
Losses on devaluation of other securities	**13,610**	–	**136,491**
Loss on money held in trust	**11**	16	**110**
Loss on disposal of fixed assets	**1,127**	90	**11,310**
Provision for losses on dormant deposit repayments (current)	**71**	–	**720**
Impairment loss on fixed assets	**–**	11	**–**
Other	**1,015**	380	**10,183**
Total	**¥19,052**	¥4,855	**$191,063**

20. Income Taxes

Income taxes applicable to the Bank and its consolidated subsidiaries comprise corporation tax, inhabitants' taxes and enterprise tax. The major components of deferred tax assets and liabilities at March 31, 2008 and 2007 are summarized as follows:

	2008	2007	2008
	(Millions of yen)		*(Thousands of U.S. dollars)*
Deferred tax assets:			
Allowance for loan losses	**¥ 8,343**	¥11,184	**$ 83,667**
Valuation difference on available-for-sale securities	**3,265**	–	**32,748**
Devaluation loss on securities	**3,159**	–	**31,687**
Written-off of loans	**690**	–	**6,919**
Provision for bonuses	**601**	672	**6,031**
Enterprise tax payable	**530**	424	**5,320**
Deferred losses on hedges	**–**	1,114	**–**
Depreciation	**–**	213	**–**
Other	**641**	430	**6,431**
Gross deferred tax assets	**17,232**	14,041	**172,807**
Less: Valuation allowance	**(722)**	(816)	**(7,249)**
Total deferred tax assets	**16,509**	13,224	**165,557**
Deferred tax liabilities:			
Deferred gains on hedges	**(479)**	–	**(4,806)**
Redemption gain on securities	**–**	(25)	**–**
Other	**(0)**	–	**(6)**
Total deferred tax liabilities	**(479)**	(25)	**(4,813)**
Net deferred tax assets	**¥16,029**	¥13,198	**$160,744**

No reconciliation between the statutory income tax rate and the effective income tax rates has been disclosed for the years ended March 31, 2008 and 2007, because the differences between the statutory income tax rate and the effective income tax rates reflected in the consolidated statements of income were less than 5 percent of the statutory income tax rate.

21. Lease Transactions

The following *pro forma* amounts represent the acquisition costs, accumulated depreciation and the net book value of the leased assets at March 31, 2008 and 2007, which would have been reflected in the accompanying consolidated balance sheets if the Bank had accounted for such lease transactions as finance leases rather than as operating leases:

Equipment

	2008	2007	2008
	(Millions of yen)		*(Thousands of U.S. dollars)*
Acquisition costs	¥ 42	¥ 92	$ 422
Accumulated depreciation	(24)	(61)	(250)
Net book value	¥ 17	¥ 30	$ 171

Interest expense has been included in the calculation of acquisition costs as the lease payables were insignificant in terms of total property and equipment at the end of the year.

The following *pro forma* amounts represent lease payments and depreciation for the years ended March 31, 2008 and 2007, which would have been reflected in the accompanying consolidated statements of income if the Bank had accounted for such lease transactions as finance leases rather than as operating leases:

	2008	2007	2008
	(Millions of yen)		*(Thousands of U.S. dollars)*
Lease payments	¥10	¥13	$108
Depreciation	10	13	108

Depreciation of leased assets is computed by the straight-line method over the respective lease terms assuming a nil residual value.

The following table presents the schedule of future minimum lease payments subsequent to March 31, 2008 and 2007:

	2008	2007	2008
	(Millions of yen)		*(Thousands of U.S. dollars)*
Due within one year	¥ 8	¥11	$ 87
Due after one year	8	19	84
Total	¥17	¥30	$171

22. Amounts Per Share

The following table presents basic net income per share for the years ended March 31, 2008 and 2007 and net assets per share at March 31, 2008 and 2007:

	2008	2007	2008
	(Yen)		*(U.S. dollars)*
Net income per share:			
Basic	**¥ 19,775.41**	¥ 23,012.13	**$ 198.30**
Net assets per share	**157,612.10**	146,175.53	**1,580.54**

Diluted net income per share has not been disclosed because the Bank's stock options had no dilutive effect on net income per share for the years ended March 31, 2008 and 2007.

The underlying data for the calculation of basic net income per share for the years ended March 31, 2008 and 2007 is summarized as follows:

	2008	2007	2008
	(Millions of yen)		*(Thousands of U.S. dollars)*
Net income	**¥13,842**	¥16,108	**$138,816**
Amount not available to shareholders	**–**	–	**–**
Net income available to shareholders	**¥13,842**	¥16,108	**$138,816**
Weighted-average number of shares of common stock outstanding	**700,000**	700,000	**700,000**

23. Derivatives

Qualitative information

(i) Purpose and policy

To cover its own transactions in the market and transactions with customers designed to meet the customers' needs such as for structured deposits and for hedging their exposure to fluctuation in interest rates and foreign exchange rates, and to conduct its own asset-liability management ("ALM"), the Bank enters into derivative transactions, including interest-rate swap contracts, interest-rate option transactions, forward foreign exchange contracts and basket option transactions.

23. Derivatives (continued)

Qualitative information (continued)

(i) Purpose and policy (continued)

In order to manage interest-rate risk arising from financial assets and liabilities, the Bank has adopted deferral hedge accounting as prescribed in the Industry Audit Committee Report No. 24, "Accounting and Auditing Treatment of Accounting Standard for Financial Instruments in the Banking Industry." The Bank has utilized interest-rate swaps as hedging instruments to mitigate the interest-rate risk of certain time deposits. In accordance with the Industry Audit Committee Report No. 24, the Bank groups its deposits (hedged items) and the designated interest-rate swaps (hedging instruments) by maturity and assesses the hedge effectiveness by comparing the changes in value (e.g., interest rate) of each basket of deposits and the corresponding changes in value of the interest-rate swaps. Deferral hedge accounting is also applied individually to some loans and bills discounted (hedged items) and interest-rate swaps (hedging instruments).

The Bank's hedging policy is determined with due consideration of the positions of the financial assets and liabilities exposed to various market risks in accordance with "The Basic Policy for Hedge Management" established by the Board of Directors.

(ii) Description of risk

Market risk and credit risk are the two types of risk primarily inherent in derivative transactions. Market risk is the risk of loss arising from movements in observable market variables. Credit risk relates to the loss which the Bank would suffer if a counterparty failed to meet its contractual obligations due to default.

(iii) Risk management

The Bank manages its market transactions, including derivative transactions, in compliance with "The Basic Policy on Market Risk Management" and "The Credit Management Policy" established by the Board of Directors. Derivatives are entered into in accordance with the Bank's internal rules such as those stipulated in the bylaws of the Treasury Team. The Integrated Risk Management Team monitors market risk on a daily basis and periodically reports back to the ALM Committee and to other members of management. Pursuant to "The Credit Exposure Management Standard on Derivative Transactions," the Corporate Credit Risk Management Group monitors credit risk on a monthly basis and as necessary, for instance, in the case of sudden or significant deterioration of the counterparty's credit condition, and reports back to the Credit Risk Committee and to other members of management, if necessary.

(iv) Additional quantitative information

The notional amounts of derivative financial instruments presented in the following section do not reflect the full extent of the actual market or credit risk inherent in these positions.

23. Derivatives (continued)

Quantitative information

(i) Interest-related products

The following tables present the notional amounts and the fair value of, and the unrealized gain or loss on, the interest-related derivative products positions measured at market rates at March 31, 2008 and 2007:

		March 31, 2008		
Market	Products	Notional amounts	Fair value	Unrealized gain (loss)
		(Millions of yen)		
OTC	Interest-rate swap contracts:			
	Receive fixed/pay floating	¥376,686	¥ 2,192	¥ 2,192
	Receive floating/pay fixed	376,599	(3,188)	(3,188)
	Receive floating/pay floating	4,094	0	0
	Total	¥757,380	¥ (995)	¥ (995)
	Interest-rate option transactions:			
	Short positions	¥ 21,694	¥ (20)	¥ 174
	Long positions	21,694	20	(136)
	Total	¥ 43,388	¥ –	¥ 38

		March 31, 2007		
Market	Products	Notional amounts	Fair value	Unrealized gain (loss)
		(Millions of yen)		
OTC	Interest-rate swap contracts:			
	Receive fixed/pay floating	¥198,669	¥(632)	¥(632)
	Receive floating/pay fixed	199,373	466	466
	Receive floating/pay floating	1,201	2	2
	Total	¥399,244	¥(164)	¥(164)
	Interest-rate option transactions:			
	Short positions	¥ 16,989	¥ (45)	¥ 151
	Long positions	16,989	45	(119)
	Total	¥ 33,978	¥ –	¥ 31

		March 31, 2008		
Market	Products	Notional amounts	Fair value	Unrealized gain (loss)
		(Thousands of U.S. dollars)		
OTC	Interest-rate swap contracts:			
	Receive fixed/pay floating	$3,777,439	$ 21,991	$ 21,991
	Receive floating/pay fixed	3,776,567	(31,973)	(31,973)
	Receive floating/pay floating	41,063	2	2
	Total	$7,595,070	$ (9,980)	$ (9,980)
	Interest-rate option transactions:			
	Short positions	$ 217,549	$ (205)	$ 1,748
	Long positions	217,549	205	(1,366)
	Total	$ 435,098	$ –	$ 381

23. Derivatives (continued)

Quantitative information (continued)

(i) Interest-related products (continued)

The above derivatives were marked to market and the unrealized gain or loss on the positions has been included directly in earnings.

Derivatives positions which qualify for hedge accounting under the Industry Audit Committee Report No. 24, "Accounting and Auditing Treatment of Accounting Standard for Financial Instruments in the Banking Industry," have been excluded from the above table.

(ii) Currency-related products

The following tables present the notional amounts and the fair value of, and the unrealized gain or loss on, the currency-related derivative products positions measured at market rates at March 31, 2008 and 2007:

		March 31, 2008		
Market	**Products**	**Notional amounts**	**Fair value**	**Unrealized gain (loss)**
			(Millions of yen)	
OTC	Forward foreign exchange contracts:			
	Short positions	**¥10,632**	**¥ 189**	**¥ 189**
	Long positions	**10,015**	**(129)**	**(129)**
	Total	**¥20,648**	**¥ 59**	**¥ 59**

		March 31, 2007		
Market	**Products**	**Notional amounts**	**Fair value**	**Unrealized gain (loss)**
			(Millions of yen)	
OTC	Forward foreign exchange contracts:			
	Short positions	¥21,659	¥(189)	¥(189)
	Long positions	8,069	180	180
	Total	¥29,728	¥ (9)	¥ (9)

		March 31, 2008		
Market	**Products**	**Notional amounts**	**Fair value**	**Unrealized gain (loss)**
			(Thousands of U.S. dollars)	
OTC	Forward foreign exchange contracts:			
	Short positions	**$106,627**	**$ 1,899**	**$ 1,899**
	Long positions	**100,437**	**(1,300)**	**(1,300)**
	Total	**$207,065**	**$ 599**	**$ 599**

The above derivatives were marked to market and the unrealized gain or loss on the positions has been included directly in earnings.

23. Derivatives (continued)

Quantitative information (continued)

(iii) Other products

The following tables present the notional amounts and the fair value of, and the unrealized gain or loss on, the positions of basket option transactions measured at market rates at March 31, 2008 and 2007:

Market	Products	March 31, 2008 Notional amounts	Fair value	Unrealized gain (loss)
		(Millions of yen)		
OTC	Basket option transactions:			
	Short positions	¥4,504	¥ 393	¥(206)
	Long positions	4,504	(393)	206
	Total	¥9,008	¥ –	¥ –

Market	Products	March 31, 2007 Notional amounts	Fair value	Unrealized gain (loss)
		(Millions of yen)		
OTC	Basket option transactions:			
	Short positions	¥385	¥(58)	¥ 41
	Long positions	385	58	(41)
	Total	¥771	¥ –	¥ –

Market	Products	March 31, 2008 Notional amounts	Fair value	Unrealized gain (loss)
		(Thousands of U.S. dollars)		
OTC	Basket option transactions:			
	Short positions	$45,166	$ 3,950	$(2,072)
	Long positions	45,166	(3,950)	2,072
	Total	$90,333	$ –	$ –

The above derivatives were marked to market and the unrealized gain or loss on the positions has been included directly in earnings.

24. Stock Option Plan

During the year ended March 31, 2006, the Bank granted stock options to its officers, certain of its own employees and to a certain director of a subsidiary under the 2005 Stock Option Plan. The plan at March 31, 2008 is summarized as follows:

(i) Description of the stock option plan

	2005 Stock Options	
Title and number of grantees:	Executive officers of the Bank:	4
	Employees of the Bank:	69
	Director of a subsidiary:	1
Type and number of stock options granted:	Common stock:	7,000 shares
Date of grant:	December 12, 2005	
Condition for vesting:	Options granted to the above officers, employees and the subsidiary's director are fully vested, provided they satisfy the pre-determined continuous service requirement from the grant date to the vesting date (i.e., June 30, 2007) unless otherwise determined by a meeting of the Board of Directors.	
Requisite service period:	From December 12, 2005 to June 30, 2007	
Exercisable period:	Options under the 2005 Stock Option Plan are exercisable from July 1, 2007 to June 30, 2010 unless the grantees terminate their employment relationship with the Bank or its subsidiaries as of the date the options are exercised, except for the case of death of grantee(s).	

24. Stock Option Plan (continued)

(ii) Number of stock options and changes in the number of stock options

The following is a summary of stock option activity during the years ended March 31, 2008 and 2007 and the related price information, presented in terms of the number of shares of common stock to be issued upon the exercise of the granted options:

Number of 2005 Stock Options

	2008	2007
Unvested options:		
Options:		
Outstanding, beginning of the year	**5,900**	7,000
Granted during the year	**–**	–
Forfeited during the year	**75**	1,100
Vested during the year	**5,825**	–
Outstanding, end of the year	**–**	5,900
Vested options:		
Options:		
Outstanding, beginning of the year	**–**	–
Vested during the year	**5,825**	–
Forfeited during the year	**775**	–
Exercised during the year	**–**	–
Outstanding, end of the year	**5,050**	–

Price information 2005 Stock Options

	2008	2007	2008
	(Yen)		*(Thousands of U.S. dollars)*
Exercise price	**¥440,843**	¥440,843	**$4,420.80**
Weighted-average stock price at the date of exercise	**–**	–	**–**
Fair value at the grant date	**–**	–	**–**

25. Tax Examination

The Bank was examined by the Tokyo Regional Taxation Bureau for its corporate income taxes (corporation tax, inhabitants' taxes and enterprise tax) for the period from the fiscal year ended March 31, 2002 through March 31, 2004.

As a result of this examination, the Bank received a disposition concerning certain differences in profit recognized on the amortization of the differences between the carrying value of purchased loans related to business transfers and the related purchase amounts as well as to timing differences in profit recognition (the amount of profit which should have been recognized was different or the profit should have been recognized earlier for tax purposes).

Since the Bank believes that its original treatment of profit on the amortization was appropriate from both accounting and tax perspectives, the Bank petitioned the National Tax Tribunal for a reexamination.

On July 10, 2007, the Bank's petition was dismissed. However, the bank has disputed the legal basis for this disposition. Thus, on January 8, 2008, the Bank filed a tax suit in Tokyo District Court after having carefully considered countermeasures for the dismissal.

The conflicting amount about adequacy of this imposition, which the Bank paid tentatively, is ¥1,573 million ($15,783 thousand).

END